

Mail Stop: 3561

May 21, 2018

<u>Via E-mail</u>
Steven Curtis
Chief Executive Officer
Caledonia Mining Corporation PLC
3rd Floor, Weighbridge House
Weighbridge, St Helier
Jersey JE2 3NF
Channel Islands

> **Re:** **Caledonia Mining Corporation PLC**
> **Registration Statement on Form F-3**
> **Filed May 9, 2018**
> **File No. 333-224784**

Dear Mr. Curtis:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ruairi J. Regan, Staff Attorney, at (202) 551-3269 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Richard Raymer, Esq.
Dorsey & Whitney LLP